Exhibit (e)

BLACKSTONE PRIVATE MULTI-ASSET CREDIT AND INCOME FUND

Distribution Reinvestment Plan

Effective February 20, 2025

This Distribution Reinvestment Plan (the “Plan”) provides holders of each class of shares of beneficial interest (the “Shares”) of Blackstone Private Multi-Asset Credit and Income Fund (the “Fund”) enrolled in the Plan (the “Participants”) with a convenient method of purchasing additional Shares by (i) automatically reinvesting all or a portion of cash dividends on Shares, and/or (ii) making additional cash investments. Each holder of Shares (a “Shareholder”) is advised as follows:

1. Enrollment of Participants. A Shareholder automatically participates in the Plan subject to its terms. A Shareholder whose Shares are registered in the name of a nominee (such as an intermediary firm through which the Shareholder acquired Shares (an “Intermediary”)) must contact the nominee regarding the Shareholder’s status under the Plan.

2. The Plan Administrator. SS&C GIDS, Inc. (the “Administrator”) acts as administrator for each Participant. The Administrator or its delegee administrator will open an account for each Participant under the Plan in the same name as the one in which the Participant’s outstanding Shares are registered.

3. Distributions. The Fund will declare all income dividends and/or capital gains distributions (collectively, “Distributions”) payable in Shares (or, as discussed below, at the option of Shareholders solely upon an affirmative election, in cash). To the extent that a Participant reinvests Distributions in additional Shares, the Participant will receive an amount of Shares of the Fund equal to the amount of the Distribution on that Participant’s Shares divided by the immediate post-Distribution net asset value per Share (“NAV”) of the class of Shares held by the Participant.

4. Withdrawing from the Plan. A Participant may terminate its participation in the Plan at any time by sending a written notice to SS&C GIDS, Inc., Attention: Blackstone Private Multi-Asset Credit and Income Fund, P.O. Box 219270, Kansas City, MO 64121, who, upon receipt of such notice, will cause the Participant to receive any distributions the Fund declares, if any, in cash. A Participant holding Shares through an Intermediary may elect to receive cash by notifying the Intermediary (who should be directed to inform the Fund). A Shareholder is free to change this election at any time. Requests to change this election must be received by the Fund at least ten business days prior to the payment date of the distribution to be effective for that dividend or capital gain distribution. Any transfer of Shares by a Participant to a non-Participant will terminate participation in the Plan with respect to the transferred Shares. If a Participant elects to tender its Shares in full, any Shares issued to the Participant under the Plan subsequent to the expiration of the repurchase offer will be considered part of the Participant’s request to repurchase its shares in full, and Participant’s participation in the Plan will be terminated as of the valuation date of the applicable repurchase offer. Any distributions to be paid to such Shareholder on or after such date will be paid in cash on the scheduled distribution payment date. If a Participant elects to tender a portion of its Shares, such Shareholder will remain a Participant in the Plan with respect to its Shares that were not repurchased (even if they are Shares that such Shareholder requested for repurchase). If a Participant terminates Plan participation, the Fund may, at its option, ensure that the terminating Participant’s account will reflect the whole number of Shares in such Participant’s account and provide a check for the cash value of any fractional Share in such account. Upon termination of Plan participation for any reason, future Distributions will be distributed to the Shareholder in cash.

6. Recordkeeping. The Administrator will reflect each Participant’s Shares acquired pursuant to the Plan together with the Shares of other shareholders of the Fund acquired pursuant to the Plan in non-certificated form. Each Participant will be sent a confirmation of each acquisition made for its account as soon as practicable, but not later than sixty days after the date thereof. Distributions on fractional Shares will be credited to each Participant’s account to three decimal places. In the event of termination of a Participant’s account under the Plan, the Administrator will adjust for any such undivided fractional interest in cash of the NAV of the affected class of Shares at the time of termination. Any Share Distributions or split shares distributed by a Fund on Shares held by the Administrator for Participants will be credited to their accounts.

7. Fees. The Administrator’s service fee for handling Distributions will be paid by the Fund.

8. Termination of the Plan. The Plan may be terminated by the Fund at any time upon written notice to the Participants.

9. Amendment of the Plan. These terms and conditions may be amended by the Fund at any time or times but, except when necessary or appropriate to comply with applicable law or the rules or policies of the Securities and Exchange Commission or any other regulatory authority, only by giving notice to the Participants at least thirty days prior to the effective date thereof.

10. Standard of Care. The Administrator shall at all times act in good faith and agree to use its best efforts within reasonable limits to insure the accuracy of all services performed under the Plan and to comply with applicable law, but the Administrator assumes no responsibility and shall not be liable for loss or damage due to errors unless such error is caused by its negligence, bad faith or willful misconduct of the Plan Agent or its employees.

11. Applicable Law. These terms and conditions shall be governed by the laws of the State of New York.